
June 30, 2025

Elizabeth Baran
Senior Vice President
DICK'S SPORTING GOODS, INC.
345 Court Street
Coraopolis, Pennsylvania 15108

> **Re: DICK'S SPORTING GOODS, INC.**
> **Registration Statement on Form S-4**
> **Filed June 23, 2025**
> **File No. 333-288244**

Dear Elizabeth Baran:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eddie Kim at 202-551-8713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Brandon C. Price